Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: May 7, 2024

Thunder Bridge Capital Partners IV, Inc. Announces Public Filing of Registration Statement with the SEC for Proposed Business Combination with Coincheck, Inc., a Subsidiary of Japan’s Monex Group

May 7, 2024

GREAT FALLS, Va -- On April 5, 2022, Coincheck Group B.V., which will become a holding company for Coincheck, Inc. (“Coincheck”), one of the largest multi-cryptocurrency marketplaces and digital asset exchanges in Japan by verified account market share, and Thunder Bridge Capital Partners IV, Inc. (“Thunder Bridge IV”) (Nasdaq: THCP), a special purpose acquisition company, announced that Coincheck Group B.V. had submitted a confidential draft registration statement on Form F-4 to the U.S. Securities and Exchange Commission (the “SEC”) with respect to their previously announced proposed business combination.

On May 7, 2024, Coincheck Group B.V. and Thunder Bridge IV publicly filed with the SEC a registration statement on Form F-4, which remains subject to review and comment by the SEC.

The proposed business combination is expected to be completed in the second or third quarter of 2024, subject to, among other things, the approval by Thunder Bridge IV’s stockholders, satisfaction of the conditions stated in the definitive agreement and other customary closing conditions, including the registration statement being declared effective by the SEC, the receipt of certain regulatory approvals, and approval by The Nasdaq Stock Market to list the securities of the combined company. Upon the closing of the business combination between Coincheck and Thunder Bridge IV, Coincheck Group B.V. will be renamed Coincheck Group N.V. and, as a publicly listed holding company, domiciled in the Netherlands, with Coincheck as its wholly-owned subsidiary, expects to be listed on the Nasdaq Global Select Market under the ticker symbol “CNCK.”

About Thunder Bridge IV

Thunder Bridge IV is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In June 2021, Thunder Bridge IV consummated a $237 million initial public offering of 23.7 million units (reflecting the underwriters’ partial exercise of their over-allotment option), each unit consisting of one share of Class A common stock and one-fifth of one warrant, each whole warrant enabling the holder thereof to purchase one share of Class A common stock at a price of $11.50 per share. Morgan Stanley & Co. LLC served as the sole book-running manager of Thunder Bridge IV’s initial public offering.

About Coincheck

Coincheck, Inc. operates “Coincheck”, a digital asset trading service with the highest number of app downloads in Japan* for five consecutive years, and over 1.98 million verified accounts**.

With the mission of “making the exchange of new values, more accessible”, the company continues to develop new products and services based on emerging technologies and advanced security, giving users comfort and familiarity with the “exchange of new values” that is enabled by digital assets and blockchain.

* Among digital assets trading applications in Japan from January 2019 to December 2023

** Period: As of March 31, 2024

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, the parties have filed a registration statement on Form F-4 with the SEC, which includes a proxy statement/prospectus of Thunder Bridge IV, and will file other documents regarding the proposed transaction with the SEC. Thunder Bridge IV’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Coincheck Group B.V., Coincheck, Thunder Bridge IV and the proposed business combination. Promptly after the Form F-4 is declared effective by the SEC, Thunder Bridge IV will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the meeting relating to the approval of the Business Combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and stockholders of Thunder Bridge IV are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Thunder Bridge IV with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066, Attention: Secretary, (202) 431-0507.

Participants in the Solicitation

Thunder Bridge IV and its directors and executive officers may be deemed participants in the solicitation of proxies from its stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Thunder Bridge IV will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Thunder Bridge IV’s directors and executive officers and their ownership of Thunder Bridge IV common stock is set forth in Thunder Bridge IV’s prospectus for its initial public offering, dated June 29, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

Coincheck Group B.V., Coincheck, Thunder Bridge IV and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Thunder Bridge IV in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between Thunder Bridge IV and Coincheck, including the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in Thunder Bridge IV’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of Thunder Bridge IV’s stockholders, the failure to achieve the minimum amount of cash available following any redemptions by Thunder Bridge IV stockholders, redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the definitive agreement; a delay or failure to realize the expected benefits from the proposed transaction; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; changes in the cryptocurrency and digital asset markets in which Coincheck competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions; risk that Coincheck may not be able to execute its growth strategies, including identifying and executing acquisitions; risks related to the ongoing COVID-19 pandemic and response; risk that Coincheck may not be able to develop and maintain effective internal controls; and other risks and uncertainties indicated in Thunder Bridge IV’s final prospectus, dated June 29, 2021, for its initial public offering, and the proxy statement/prospectus relating to the proposed business combination, when available, including those under “Risk Factors” therein, and in Thunder Bridge IV’s other filings with the SEC. Thunder Bridge IV and Coincheck caution that the foregoing list of factors is not exclusive.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about Thunder Bridge IV and Coincheck or the date of such information in the case of information from persons other than Thunder Bridge IV or Coincheck, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Coincheck’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contact Information:

Gary A. Simanson

202.431.0507

gsimanson@thunderbridge.us

Source: Thunder Bridge Capital Partners IV, Inc.

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